John Mahon	Writer’s E-mail Address
202.729.7477	John.Mahon@srz.com

June 17, 2021

VIA EDGAR

Mr. Scott Lee

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Engine No. 1 ETF Trust

Engine No. 1 Transform 500 ETF and Engine No. 1 Transform Climate ETF

Registration Statement on Form N-1A

(File Nos. 333-249926 and 811-23617)

Dear Mr. Lee:

On behalf of Engine No. 1 ETF Trust (the “Trust”) and each of the separate series thereof, Engine No. 1 Transform 500 ETF (the “Transform 500 Fund”) and Engine No. 1 Transform Climate ETF (the “Transform Climate Fund”, and together with the Transform 500 Fund, the “Funds”), set forth below are the Trust’s responses to the comment provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Fund on June 17, 2021 with respect to the Fund’s draft Pre-Effective Amendment No. 3 to the Registration Statement on Form N-1A (File Nos. 333-249926 and 811-23617) (the “Registration Statement”), submitted to the Staff in a correspondence filing on June 11, 2021, and the prospectuses (each, a “Prospectus”) and statement of additional information (the “SAI”) included therein. The Staff’s comment is set forth below in italics and is followed by the Trust’s response. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Prospectuses. Where a revision to the Prospectuses and SAI are referenced in the below response, such revision has been reflected in the marked version of the proposed revised Prospectuses and SAI attached as an exhibit hereto.

1.	Comment: In the Transform Climate Fund Prospectus and the SAI, please add the phrase “climate-friendly” immediately before the word "transformation" in the sentence beginning "The Fund will invest…."

Response: The Trust has revised the above-referenced disclosure set forth in the Transform Climate Fund Prospectus and the SAI in response to the Staff’s comment.

Mr. Scott Lee

June 17, 2021

*        *        *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 729-7477.

Sincerely,

/s/ John J. Mahon

John J. Mahon

cc:	Jennifer Grancio, President / Engine No. 1 ETF Trust